Via Facsimile and U.S. Mail
Mail Stop 6010

September 3, 2008

Mr. C. Kirk Peacock
CFO and Treasurer
21900 Burbank Boulevard
3rd Floor
Woodland Hills, CA 91367

Re: ImmunoCellular Therapeutics, Inc.
Form 10-Q for the period ended March 31, 2008
Form 10-Q for the period ended June 30, 2008
File No. 033-17264-NY

Dear Mr. Peacock:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for March 31, 2008 and June 30, 2008

Exhibits 31.1 and 31.2

1. Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses your officers' responsibility for establishing and maintaining internal control over financial reporting and include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

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As appropriate, please amend your Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant